Mail Stop 4561

July 9, 2007

Owen Onsum, Chief Executive Officer
First Northern Community Bancorp
195 N. First Street
Dixon, CA 95620

> **Re:** **First Northern Community Bancorp**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**

Dear Mr. Onsum:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Nolan
Branch Chief